JPMorgan Trust I

JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

October 25, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – File No. 811-21295 – Post-Effective Amendment No. 515

JPMorgan Trust II – File No. 811-4236 – Post Effective Amendment No. 268

Dear Ms. White:

This letter is in response to the follow- up comments you provided on October 23, 2017 on the registration statements for JPMorgan Trust I (PEA No. 515) and JPMorgan Trust II (PEA No. 268) (together, the “Trusts”), both filed on August 21, 2017, with respect to the new share classes of the Funds listed on Exhibit A (each a “Fund” and together, the “Funds”). Our responses to your follow-up comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) under the Securities Act of 1933 scheduled to become effective on October 31, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the applicable Trust’s Registration Statement.

PROSPECTUS COMMENTS

All Funds

What are the Fund’s Main Investment Strategies?

1.	Comment: As a follow-up to original comment numbers 7 and 21, with regard to the disclosure located in each of the JPMorgan International Research Enhanced Equity Fund and the JPMorgan Global Allocation Fund’s statement of additional information stating how each Fund determines if a company is economically tied to a country, please add corresponding language to each Fund’s Prospectus.

Response: Each Fund will add this language to its prospectus at the time of that Fund’s next annual update.

2.	Comment: As a follow-up to original comment number 10, for the JPMorgan Global Research Enhanced Index Fund, if the Fund is a party to a license agreement which is material to the Fund, please file such agreement as an exhibit under Item 28(h) of Form N-1A.

Response: We respectfully submit that the Fund is not a party to a license agreement.

3.	Comment: As a follow-up to original comment number 12, if consideration of environmental, social and governance (“ESG”) factors is not a part of the JPMorgan Global Research Enhanced Index Fund or the JPMorgan International Research Enhanced Equity Fund’s principal investment strategy, please remove the disclosure from the Fund’s Risk/Return Summary.

Response: While the Funds do not believe that ESG risk is a principal risk for either of the Funds, the ESG disclosure is appropriately included in the discussion of each of the Fund’s principal investment strategies as it summarizes “how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. As indicated in our prior correspondence, the portfolio managers of each Fund assess the impact of ESG factors on the cash flows of many companies in which they may invest as part of each Fund’s normal investment process and integrate this analysis into the adviser’s research process. As a result, we respectfully believe it is appropriate to include the disclosure concerning the consideration of ESG factors as part of the investment process disclosure, even though each Fund does not invest a certain percentage of its assets in ESG companies or avoid certain types of companies as a principal investment strategy.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212)-270-6803.

Sincerely,

/s/ Zachary E. Vonnegut-Gabovitch

Zachary E. Vonnegut-Gabovitch

Assistant Secretary

Exhibit A

JPMorgan Trust I

JPMorgan Funds – PEA No. 515

JPMorgan Global Allocation Fund – Class R6 Shares

JPMorgan Income Builder Fund – Class R6 Shares

JPMorgan International Equity Funds – PEA No. 515

JPMorgan Global Research Enhanced Index Fund – Class R6 Shares

JPMorgan Municipal Bond Funds – PEA No. 515

JPMorgan Intermediate Tax Free Bond Fund – Class R6 Shares

JPMorgan Trust II

JPMorgan International Equity Funds – PEA No. 268

JPMorgan International Research Enhanced Equity Fund – Class R6 Shares

JPMorgan Municipal Bond Funds – PEA No. 268

JPMorgan Municipal Income Fund – Class R6 Shares

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